Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER ENDED SEPTEMBER 29, 2012

Montreal, Quebec, November 15, 2012: Consolidated sales for the three-month period ended September 29, 2012, were $443 million, as compared to $421 million in the comparable period of the prior year. The Company generated a net loss of $47 million or $0.47 per share in the September 2012 quarter compared to a net loss of $17 million or $0.17 per share in the September 2011 quarter. The most recent quarter results include a non-cash asset impairment charge of $50 million relating to the recently idled Chetwynd, British Columbia, pulp mill. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $23 million for the three-month period ended September 29, 2012, as compared to adjusted EBITDA of $19 million a year ago and adjusted EBITDA of $27 million in the prior quarter.

For the fiscal year ended September 29, 2012, consolidated sales were $1.7 billion, unchanged from the prior year. The Company generated a net loss of $82 million or $0.82 per share compared to a net loss of $5 million or $0.05 per share in fiscal 2011. Adjusted EBITDA was $64 million compared to $98 million in the prior year.

Transition to IFRS

All financial information in this press release, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results, have been prepared in accordance with International Financial Reporting Standards (IFRS).

Business Segment Results

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $16 million on sales of $167 million for the quarter ended September 29, 2012, compared to adjusted EBITDA of $18 million on sales of $167 million in the prior quarter. Sales were relatively unchanged with lower prices offset by higher shipments. US dollar and euro prices for specialty grades and commodity viscose grades were relatively unchanged quarter-over-quarter. However, with the Canadian dollar strengthening by 1.2% versus the US dollar and by 4.0% versus the euro, Canadian dollar equivalent pricing declined by $4 million or $60 per tonne sold.

The specialty cellulose market conditions remained favourable. Specialty cellulose shipments were equal to 84% of capacity as compared to 80% in the prior quarter. The relatively low level of shipments in the June 2012 quarter was due to the annual maintenance shutdown at the Tartas mill, which lasted 11 days. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. During the most recent quarter, the two specialty pulp mills had only 3.5 days of scheduled maintenance, including one day at the Tartas mill. The higher productivity at the latter facility reduced mill level cash costs, including the positive impact of the weaker euro, by $10 million. Overall, the two pulp mills generated $7 million more of adjusted EBITDA than in the prior quarter.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp remained relatively weak. The benchmark price (delivered China) decreased by US $60 per tonne. Overall, realized Canadian dollar prices decreased by $50 per tonne, reducing adjusted EBITDA by $3 million. NBSK shipments were equal to 89% of capacity as compared to 91% in the prior quarter. During the most recent quarter, the Skookumchuck pulp mill proceeded with its planned annual maintenance shutdown, which lasted seven days. As a result, mill level costs increased by $7 million. Overall, adjusted EBITDA declined by $11 million.

The Paper segment generated adjusted EBITDA of $14 million on sales of $96 million for the quarter ended September 2012, compared to adjusted EBITDA of $9 million on sales of $86 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $10 million increase in sales. In terms of markets, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board declined by US $13 per short ton while the US $ reference price for newsprint was unchanged. Currency was slightly negative as the Canadian dollar averaged US $1.003, a 1.2% increase from US $0.991 in the prior quarter. The combined effect was a decrease of $3 million of adjusted EBITDA due to price. Coated bleached board shipments were equal to 111% of capacity as compared to 96% in the prior quarter. The shipment to capacity percentage for newsprint was 103%, compared to 87% in the prior quarter. Both mills saw improved productivity and also sold from inventory. The improved productivity led to a reduction in mill level costs of $5 million, primarily for energy and fixed cost absorption. The higher sales volume also led to higher adjusted EBITDA.

The High-Yield Pulp segment generated negative adjusted EBITDA of $9 million on sales of $100 million for the quarter ended September 29, 2012, compared to adjusted EBITDA of $5 million on sales of $101 million in the prior quarter. Market conditions for high-yield pulp remained weak in the most recent quarter. The US $ reference price for bleached eucalyptus kraft (BEK) decreased over the prior quarter by US $32 per tonne. When combined with a higher sales mix factor, high-yield pulp prices declined by $5 per tonne, reducing adjusted EBITDA by $1 million. High-yield pulp shipments were equal to 91% of capacity as compared to 89% in the prior quarter. During the most recent quarter, weak market conditions led to a production curtailment at the Chetwynd pulp mill for the last 30 days of the fiscal quarter. The mill remains indefinitely idled at time of writing and the Company has incurred a $50 million asset impairment charge to reduce the carrying values of the mill assets to estimated net recoverable amounts. The reduced productivity increased mill costs by $2 million over the prior quarter. In the September 2012 quarter, the lower selling prices led to a decrease of $3 million in the carrying values of finished goods and raw material inventories, decreasing adjusted EBITDA. This is the opposite of what occurred in the prior quarter when increased selling prices had led to an $8 million increase in the carrying values of finished goods and raw materials.

The Forest Products segment generated adjusted EBITDA of $8 million on sales of $108 million for the quarter ended September 29, 2012, compared to negative adjusted EBITDA of $2 million on sales of $86 million in the prior quarter. Sales increased by $22 million due primarily to higher shipments of lumber and sawmill by-products. Demand for SPF lumber improved with shipments equal to 70% of capacity, as compared to 59% in the prior quarter. US $ reference prices for random lumber increased by US $8 per mbf on average while stud lumber increased by US $7 per mbf. When combined with a higher sales mix factor, the net price effect was an increase in adjusted EBITDA of $3 million or $15 per mbf. Mill level manufacturing costs improved by $5 million. Costs are normally lower in the summer months and the sawmills also benefited from more continuous operations in the most recent quarter.

Outlook

Overall, the September 2012 quarterly results were in line with expectations, with improving lumber profitability offsetting the negative impact of difficult paper pulp markets. The Forest Products segment had its best quarter in several years, both in terms of lumber demand and prices. The summer months are also seasonally more productive and lower cost as well. Looking ahead, the normal seasonal decline in prices is anticipated in the December quarter. While the recent housing statistics in the United States are encouraging, we continue to forecast a slow and gradual recovery in housing, with lumber demand and prices following a similar pattern. The Specialty Cellulose and Chemical Pulp segment results were negatively impacted by currency as the Canadian dollar strengthened versus the US dollar and the euro. Market conditions for specialty cellulose were stable while those for NBSK pulp were very weak, with US $ pricing reaching “trough” levels. The annual mill-wide maintenance outage at the Skookumchuck pulp mill, which is the Company’s most expensive outage, also impacted the segment’s quarterly results. We anticipate a stable market for specialty and viscose pulps in the coming quarters. There are price increases announced for NBSK and they should be implemented. The adjusted EBITDA decline in the High-Yield Pulp segment was somewhat distorted by inventory adjustments. The prior quarter had benefited from an $8 million favourable adjustment to net realizable value inventory reserves as compared to a $3 million unfavourable adjustment in the September 2012 quarter. Absent the aforementioned adjustments, the decline in profitability was relatively modest and in line with expectations. Lower prices and the additional costs of idling the 240,000 tonnes per year Chetwynd, BC, mill led to the decline in High-Yield Pulp segment profitability. While price increases are being implemented, we expect market conditions for high-yield pulp to remain relatively weak. As well, future profitability will be enhanced as the Company will be operating its two lowest cost facilities going forward. The Paper segment had improved results due to good productivity and higher shipments. Stable paper markets are anticipated. However, profitability will be lower as the September 2012 quarter level of shipments is not sustainable. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $59 million has been spent on the Temiscaming specialty cellulose project to the end of the September 2012 quarter. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact adjusted EBITDA in the coming quarters.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $2 billion, Tembec has 4,000 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended September 29, 2012, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com